EXHIBIT 99.9

NEWS RELEASE DATED FEBRUARY 24, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	24th February 2010

TASMAN DRILLING UPDATE FROM NORRA KARR REE PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV - TSM). Mr Mark Saxon, President and CEO, provides an update on developments regarding the Company’s 100% owned Norra Karr Rare Earth Element (REE) project.  The drill program currently underway is nearing its conclusion with approximately 80 per cent of the program completed.  In addition, a collaborative research project has been initiated, under the guidance of renowned REE expert Dr Tony Mariano.

The Norra Karr project is located in southern Sweden, 300km SW of the capital Stockholm in mixed farming and forestry land.  The site is well serviced by power, water and roads that allow all year round access, plus a local skilled community.  Norra Karr is a peralkaline nepheline syenite intrusion that shows geological similarity to REE/Zirconium (Zr)/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

The program underway comprises approximately 2,000m of drilling to test the three-dimensional REE grade distribution throughout Norra Karr, provide data for resource calculations and suitable core sample for metallurgical test work.  Thirteen drill holes for a total of 1,730 metres have now been completed, with holes drilled at 80m spacing along three sections to determine the lateral extent of the nepheline syenite.  Two infill holes at 40m spacing are planned to complete the program.  Drilling has slowed due to unseasonably cold weather and is anticipated to conclude in early March 2010.

All 13 holes intersected the REE-bearing nepheline syenite intrusion, typically to the 100m vertical drill depth being tested by this program.  The local rock type “grennaite” is the dominant unit intersected, a fine grained rock consisting of alkali feldspar, nepheline, aegirine, eudialyte and catapleite.  Regular intervals of coarser grained pegmatite with eudialyte have also been located.  Most of the drill core has now been split and has been submitted to an analytical laboratory for assay.  Assay results from the first drill holes are expected to be available during early March.

In order to gain greater insight into the geology and REE/Zr potential of Norra Karr, Tasman has initiated a collaborative research project with the Ore Geology Division of the Lulea University of Technology, Sweden.  This project will study the distribution of REE’s within minerals and the distribution of these minerals throughout the Norra Karr intrusion to aid future metallurgical research.  This project will be assisted by Dr Tony Mariano, whose broad experience in similar REE-bearing geological environments will enable relevant mineralogical data to be recorded and interpreted quickly and effectively.  Dr Mariano has nearly 50 years experience in the study and discovery of REE’s across more than 50 countries in North and South America, Europe, Asia, Africa, Australia and Europe and is a widely published and renowned expert in the REE field.  Dr Mariano is currently actively contributing to the research and exploration of numerous advanced REE projects, including Bear Lodge, Bokan Mountain and Kipwa Lake.

Mr Saxon states, “With the wealth of new data being generated from the Norra Karr drilling program, we feel it is an appropriate time to partner with a technical institution to learn more about the REE and Zr distribution.  By drawing on the expertise of Dr Tony Mariano, Tasman will be well placed to move the Norra Kärr project to the next stage.”

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

Tasman Metals Ltd will be represented at the annual PDAC conference held in Toronto from the 7th – 10th of March.  Feel free to visit the Company at booth 2937.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

The qualified person for the Tasman’s exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.